EXHIBIT 10.1



                          BRUNO'S, INC
                      800 Lakeshore Parkway
                    Birmingham, Alabama 35211
                         (205) 940-9400

                          PRESS RELEASE

   BRUNO'S ANNOUNCES UNAUDITED FOURTH QUARTER AND FISCAL 1995
                      FINANCIAL HIGHLIGHTS

     Birmingham, Alabama (July 27, 1995) - Bruno's, Inc. today announced unaudited fourth quarter and fiscal 1995 sales, gross margin, and EBITDA (earnings before net interest expense, income taxes, depreciation and amortization) results.

     For the fourth quarter of fiscal 1995, net sales increased 1.2% to $668,554,000 compared with $660,931,000 for the fourth quarter of the prior year. Same store sales increased 2% for the fourth quarter of fiscal 1995. The gross margin for the fourth quarter was $156,814,000, or 23.46%, compared with $155,033,000, or
23.46%, in the prior year. EBITDA for the fourth quarter was $36,633,000 compared with $34,406,000 in the year-earlier period.

     For the 52-week fiscal year ended July 1, 1995, revenues were $2,869,569,000 compared with revenues of $2,834,688,000 for the fiscal year ended July 2, 1994. The gross margin for fiscal 1995 was $673,013,000, or 23.45%, compared with $649,101,000, or 22.90%, in the prior year. EBITDA for fiscal 1995 was $128,043,000 compared with $137,038,000 for fiscal 1994.

     Fiscal 1995 EBITDA results include a $22.2 million adjustment (of which an estimated $19.2 million is non-recurring) recorded in the third quarter to increase the Company's self-insurance reserves for worker's compensation and general liability claims.

     During fiscal 1995, Bruno's, Inc. opened six new stores and remodeled 15 stores. At year-end, the company operated 252 stores.

     As previously announced, the proposed merger between Bruno's and Crimson Acquisition Corp. will be submitted to Bruno's shareholders for approval at a special meeting of shareholders to be held on August 18, 1995. Any offering of securities in connection with the merger will be made only by means of a prospectus.

     Bruno's is a leading regional food retailer operating supermarkets in Alabama, Georgia, Mississippi, Florida, South
Carolina, and Tennessee.


                          BRUNO'S, INC.
                 Unaudited Financial Highlights

                         12 Weeks Ended      12 Weeks Ended
                             7/1/95              7/2/94
                         --------------      --------------

Net sales                $668,554,000        $660,931,000
Gross margin              156,814,000         155,033,000
EBITDA                     36,633,000          34,406,000


                         52 Weeks Ended      52 Weeks Ended
                            7/1/95              7/2/94
                         --------------      --------------

Net sales                $2,869,569,000      $2,834,688,000
Gross margin                673,013,000         649,101,000
EBITDA                      128,043,000         137,038,000